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                                        For Immediate Release -- August 11, 2000

COMPANY:          AT&T Latin America Corp.

FORM TYPE:        425

DOCUMENT DATE:    AUGUST 11, 2000
FILING DATE:      AUGUST 11, 2000

Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:  AT&T Latin America Corp.
Commission File No.:  333-42176





For Further Information:

Lydia R. Rodriguez             Dan Lawler                Leonardo Santiago
AT&T Latin America             AT&T Corp.                Brainerd Communications
305-774-2368 (office)          908-221-2219 (office)     212-986-6667
305-613-6767 (cell)            888-602-5418 (pgr)        Santiago@braincomm.com
lrrodriguez@att.com            dplawler@att.com



                FIRSTCOM CORPORATION ACHIEVES REQUISITE CONSENTS
              IN TENDER OFFER AND CONSENT SOLICITATION FOR ITS 14%
                       SENIOR SUBORDINATED NOTES DUE 2007

Miami, FL (August 11, 2000) -- AT&T Latin America Corp., a subsidiary of AT&T Corp., and FirstCom Corporation announced today, in connection with FirstCom's tender offer and consent solicitation for its outstanding 14% Senior Subordinated Notes due 2007, that FirstCom has received duly executed and unrevoked consents to the proposed amendments to the indenture under which the Senior Subordinated Notes were issued from all of the holders of the notes outstanding. Receipt of these consents is a condition to the previously announced merger of FirstCom and AT&T Latin America.

As of the expiration of the consent period at 11:59 p.m., New York City time, on August 10, 2000, $150,000,000 in aggregate principal amount of the Senior Subordinated Notes had been tendered and consents had been delivered, representing 100% of the total Senior Subordinated Notes outstanding.

As described in FirstCom's Offer to Purchase and Consent Solicitation, FirstCom solicited consents to permit the merger and to make certain amendments to the indenture under which the Senior Subordinated Notes were issued, including the elimination of substantially all of the restrictive covenants and certain of the events of default. The
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closing of the tender offer and consent solicitation by FirstCom is subject to the completion of the merger. FirstCom shareholders are scheduled to vote on the merger on August 28, 2000.

As previously announced, the time at which the tender offer expires is 11:59 p.m., New York City time, on August 24, 2000, unless extended.

Salomon Smith Barney is the dealer manager and solicitation agent and ChaseMellon Shareholder Services, L.L.C. ChaseMellon is the information agent for the tender offer and the solicitation. Requests for documentation should be directed to ChaseMellon at (917) 320-6286 (for bankers and brokers) and (888) 566-9474 (for others). Questions regarding the transaction should be directed to Salomon Smith Barney at 800-558-3745.

This announcement is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consent with respect to any Notes. The tender offer and consent solicitation are being made solely by the Offer to Purchase and related Letter of Transmittal and Consent, dated July 28, 2000.


ABOUT AT&T LATIN AMERICA

In November 1999, AT&T Corp. announced plans to form AT&T Latin America, a company that will merge the operations of Netstream, the Brazilian competitive local exchange carrier it acquired, and FirstCom, a publicly traded company with operations in Chile, Colombia and Peru.

AT&T Latin America will provide technologically advanced first mile data and voice connectivity, while providing the knowledge and experience to partner with business customers to make a lasting difference. It will establish a full range of quality business services, one-stop shopping and customer service in countries where it operates.


ABOUT AT&T CORPORATION

AT&T Corp. (www.att.com) is among the world's premier voice, video and data communications companies, serving more than 80 million customers, including consumers, businesses and government. With annual revenues of more than $62 billion and 147,000 employees, AT&T provides services to customers worldwide. Backed by the research and development capabilities of AT&T Labs the company runs the world's largest, most sophisticated communications network and has one of the largest digital wireless networks in North America.


ABOUT FIRSTCOM CORPORATION

FirstCom Corporation operates as a publicly traded (NASDAQ: FCLX) competitive local exchange carrier in four major metropolitan business centers in Chile, Colombia


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and Peru. With annual revenues in 1999 of $38 million and approximately 650 employees at year-end, FirstCom owns and operates a technologically advanced, fiber optic IP/ATM backbone-network and provides a wide range of integrated communications services.

In connection with the FirstCom/AT&T Latin America merger, FirstCom has filed a definitive proxy statement and AT&T Latin America has filed a registration statement on Form S-4. We urge investors and security holders to read the definitive proxy statement and registration statement before they make a decision concerning the merger. Security holders may obtain a free copy of those documents and other documents filed by FirstCom Corporation at the SEC's web site at www.sec.gov. In addition, documents filed with the SEC by FirstCom may also be obtained from FirstCom Corporation by directing such request to FirstCom Corporation, 220 Alhambra Circle, Coral Gables, Florida 33134.

The members of the board of directors of FirstCom Corporation are Patricio E. Northland, George Cargill, Andrew Hulsh and David Kleinman. As of the date hereof, there are no other "participants in the solicitation," within the meaning of Rule 14a-12 under the Securities Exchange Act of 1934, as amended. Information concerning the directors is set forth in the definitive proxy statement filed with the SEC.


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